UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:  MAY 2008

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐                                             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Item 1 - Information Contained in this Form 6-K Report

The following documents are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into Registration Statement on Form F-9 (File No. 333-149879) of Petro-Canada:

99.1	Underwriting Agreement Basic Provisions dated May 12, 2008 between Petro-Canada and the underwriters listed therein.

99.2	Terms Agreement dated May 12, 2008 between Petro-Canada and the underwriters listed therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: May 13, 2008	/s/ Daryn MacEachern
Name: Daryn MacEachern
Title: Assistant Corporate Secretary